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                        August 18, 2023

       Mark Strobeck
       Chief Executive Officer
       Rockwell Medical, Inc.
       30142 S. Wixom Road
       Wixom, Michigan 48393

                                                        Re: Rockwell Medical,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 15,
2023
                                                            File No. 333-273983

       Dear Mark Strobeck:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jimmy
McNamara at 202-551-7349 with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Life Sciences
       cc:                                              Ryan Murr